
October 27, 2011

<u>Via Email</u>
Joshua J. Widoff, Esq.
Executive Vice President, Secretary and General Counsel
Dividend Capital Total Realty Trust Inc.
518 Seventeenth Street, 17th Floor
Denver, Colorado 80202

   Re: Dividend Capital Total Realty Trust Inc
      Schedule 14D-9
      Filed October 17, 2011
      File No. 05-85609

Dear Mr. Widoff:

We have limited our review of the filing to those issues we have addressed in our comments.

Please respond to this letter promptly by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule 14D-9

Item 4. The Solicitation or Recommendation, page 2

Background, page 2

1. Based on the $0.1205 per share quarterly dividend declared by the company, which was effective as of October 1, 2011, and MPF affiliated entities' offer price of $5.00 per share (less the dividend declared for the quarter), it is not apparent how the company derived its estimate of the offeror's net offer price of approximately $4.78. Similarly, please clarify why the net offer price "would be lower if the expiration date were delayed beyond November 21, 2011."

2. Please provide support for the statements you make that the Offer Price is less than the potential long-term value of the shares. Further, explain how the Board's "significant knowledge of the company's assets and…other things," led the Board to believe that the MPF Offer Price undervalues the potential long term value of the shares. In this regard, we note that the Board did not receive any estimates from company management regarding the value of the company or its shares.

3. Expand upon the disclosure you provide regarding the Board's commitment to providing "some liquidity" to Stockholders. For example, clarify whether the Board has discussed any other possible liquidity options and/or committed to provide any other liquidity option other than the Self-Tender Offer in the near term.

4. Please explain supplementally why redemptions of company shares were made pursuant to Section 12.7 of the Company's Fifth Articles of Amendment and Restatement on October 11 and 14, 2011. In this regard, we note at the time of the redemptions, MPF and its affiliates had commenced a new offer for up to 10,000,000 shares of the company on September 30, 2011.

5. Please advise us of the dates, if any, of subsequent redemptions and/or purchases of shares made by the company after October 14, 2011. We may have further comment.

*   *   *

As appropriate, please amend your filing in response to these comments. Please electronically submit a cover letter with your amendment that keys your responses to our comments. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to their disclosure, they are responsible for the accuracy and adequacy of the disclosures made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please direct any questions to me at (202) 551-3757. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Mellissa Campbell Duru

Mellissa Campbell Duru
Special Counsel
Office of Mergers & Acquisitions

Cc (via email):   Robert H. Bergdolt, Esq.
                     DLA Piper LLP (US)